Exhibit 99.2

March 8, 2018 2017 Fourth Quarter and Full Year Results Ended December 31, 2017

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2017 are calculated using the same foreign exchange rates as the corresponding 2016 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 2

Agenda Marco Sala, CEO Strategic Update 1 Alberto Fornaro, CFO Q4’17 & FY’17 Results 2 Q&A 3 3

STRATEGIC UPDATE 4

5 FY 2017: Innovation Drives Strong KPIs and Financial Results Achieved important milestones High end of financial goals Secured Scratch & Win concession through 2028 Robust fourth quarter performance highlights diversity of franchise Sustained momentum in Lottery North America SSR up over 8% in Q4’17 Lotto wagers (ex-Late Numbers) up 4% in Q4’17 on strong 10eLotto growth Strong gaming machine replacement demand Double-digit growth in replacement sales to NA casino customers; International growth led by Latin America Continued success of test-bank titles

FY 2017: Innovation Drives Strong KPIs and Financial Results

Global gaming machine installed base up for second consecutive year

- Significant International expansion
- NAGI up sequentially in Q4’17, ex-conversions

Strong systems and software results

- Driven by innovative Lottery and Gaming solutions
- Showcase *Customer First* strategy

B2C and B2B sports betting expertise

- Strategic investments driving Italy wager growth
- Platform and PlaySpot™ live with MGM in Nevada

Gaming to drive 2018 growth

- Gaming growth in NA and International
- Continued momentum in Lottery same-store revenues

PlaySpot™


FORT KNOX
FORT KNOX
$15,078.42





3/8/2018

6

2017 FOURTH QUARTER FINANCIAL RESULTS 7

Q4'17 Financial Highlights

$ M except EPS

+3% at constant currency and scope



Revenue
-2%
1,321
1,286
1,346
Q4'16
Q4'17 Constant Currency
Q4'17



Adjusted EBITDA
+2%
422
426
452
Q4'16
Q4'17 Constant Currency
Q4'17

+6% at constant currency and scope

+2% at constant currency and scope



Adjusted Operating Income
-9%
281
253
268
Q4'16
Q4'17 Constant Currency
Q4'17



Diluted EPS
$0.88
$0.02
Q4'16 Adjusted EPS
Q4'17 Adjusted EPS

Includes ($0.66) EPS impact from US tax reform

Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details)
EUR/USD FX daily average: 1.18 in Q4'17; 1.08 in Q4'16,
Scope impacts include the disposal of Double Down Interactive LLC (DoubleDown) in June 2017 and Italy upfront Lotto amortization

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8

Q4’17 North America Gaming & Interactive Highlights Revenue Key Performance Indicators Gaming Service reflects lower installed base y/y; up ~100 units sequentially excluding conversions Product Sales reflect lower industrywide new & expansion activity and higher IP and systems revenue in the prior year Strong replacement unit demand, including a double-digit increase in Casino units Operating Income net of DDI impacted by lower revenue and timing of jackpot expense, partially offset by reduction in operating costs 9 Q4'17 Q4'16 % Change Revenue 281 368 -24% Operating Income 69 102 -33% Machine Units Shipped Q4'17 Q4'16 New & Expansion 805 1,733 Replacement 4,490 3,686 Total 5,295 5,419 Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Casino Installed Base 24,472 23,701 23,649 22,924 22,807

Q4’17 North America Lottery Highlights Revenue Key Performance Indicators Same-store revenue up sharply on broad-based strength across all games Lottery Service reflects effective rate impacts from recent contract extensions and exit from certain low-margin contracts Product Sales up on Lottery terminal and VLT central system sales Operating Income up on higher revenue, partially offset by higher service delivery costs and legal fees 10 Q4'17 Q4'16 % Change Revenue 304 284 7% Operating Income 66 65 1% Same-store revenue growth Q4'17 Q4'16 Instants & Draw Games 7.1% 1.9% Multistate Jackpots 17.7% -1.5% Total SSR Growth 8.3% 1.5% Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 VLT Installed Base 14,878 15,009 15,267 15,225 15,294

Q4’17 International Highlights Revenue Key Performance Indicators Slight decline in Lottery same-store revenue Gaming Service benefited from significant growth in the installed base; lower yields due to mix Sharp growth in Gaming Machine units, especially replacement, partly offset by cabinet mix and lower ASPs; higher lottery software sales Operating Income up significantly on strong revenue growth and disciplined cost management 11 Q4'17 Q4'16 % Change Revenue 280 220 27% Operating Income 72 44 64% Machine Units Shipped Q4'17 Q4'16 New & Expansion 544 1,340 Replacement 5,021 3,561 Total 5,565 4,901 Same-store revenue growth Q4'17 Q4'16 Instants & Draw Games -1.2% 3.5% Multistate Jackpots 0.6% -9.1% Total SSR Growth -1.1% 2.6% Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Installed Base 10,453 11,281 12,129 14,591 15,543

Revenue Key Performance Indicators Revenue stable at constant currency and scope; Sports Betting contribution offset lower Late Numbers activity and higher Gaming Machine taxes Lotto Wagers up 4%, ex Late Numbers, on strong growth in 10eLotto, especially new Doppio Oro game Scratch & Win wagers up on continued momentum from Miliardario franchise and multiplier tickets Machine Gaming revenue down on higher taxes Sports Betting benefitted from higher wagers and significantly lower payout Operating Income down on higher depreciation and amortization, primarily from new Lotto concession Q4’17 Italy Highlights 12 Note: Lotto amortization reflects two additional months in the current year period Q4'17 Q4'16 % Change Revenue 481 449 7% Operating Income 115 129 -10% €M Q4'17 Q4'16 % Growth Lotto Wagers 1,951 2,141 -8.9% 10eLotto 1,386 1,239 11.9% Core 508 577 -12.0% Late Numbers 57 326 -82.5% S&W Wagers 2,344 2,289 2.4% Sports Betting Wagers 271 250 8.8% Sports Betting Payout 76.2% 85.9% -9.7 pp Gaming Wagers VLT - Operator (B2C) 1,428 1,428 0.0% AWP 1,032 1,087 -5.1% Interactive 461 443 4.0%

FY'17 Financial Highlights

$ M except EPS

Flat at constant currency and scope



Revenue
-5%
5,154
4,876
4,939
2016
2017
Constant Currency
2017



Adjusted EBITDA
2017 Guidance:
$1.64B - $1.68B
-6%
1,755
1,647
1,676
2016
2017
Constant Currency
2017

-3% at constant currency and scope

-1% at constant currency and scope



Adjusted Operating Income
-13%
1,167
1,012
1,028
2016
2017
Constant Currency
2017



Capital Expenditures
2017 Guidance,
ex-Lotto:
$575M - $625M
542
698
113
585
2016
2017
Lotto
Growth and Maintenance

Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details)
EUR/USD FX daily average: 1.13 in 2017; 1.11 in 2016
Scope impacts include the disposal of Double Down Interactive LLC (DoubleDown) in June 2017 and Italy upfront Lotto amortization

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13

14 Net Debt and Leverage Profile DDI sale (gross) (824) Reno facility sale (155)

FY’17 YTD Cash Flow Statement Strong YTD Operating Cash Flow, net of - $417 million in cash interest paid - $296 million in cash taxes paid - $245 million in upfront fees CapEx in line with expectations Other – Net includes proceeds from DoubleDown sale 15 Cash Flow FY '17 Net Cash Flows from Operating Activities 686 CapEx (698) Free Cash Flow (12) Minority capital contribution 148 Debt Proceeds/(Repayment), Net 8 Dividends paid (163) Other - Net 756 Other Investing/Financing Activities 749 Net Cash Flow 737 Effect of Exchange Rates/Other 26 Net Change in Cash 763 Cash at End of the Period 1,057

FY’18 Outlook 2018 adjusted EBITDA of $1,700 - $1,780 million CapEx of $575 - $625 million Scratch & Win cash outlay of €750 million to be reflected in Cash Flows From Operating Activities (€480 million net of partner contributions) Assumes EUR/USD rate of 1.22 16

APPENDIX 17

Note: EUR/USD FX daily average: 1.18 in Q4’17; 1.08 in Q4’16 Q4’17 Income Statement (As Reported) 18 Constant Currency Income Statement Q4'17 Q4'16 % Change Q4'17 % Chg. Service revenue 1,073 1,062 1% 1,020 -4% Product sales 273 259 5% 266 3% Total Revenue 1,346 1,321 2% 1,286 -2% Adjusted EBITDA 452 422 7% 426 2% Operating Income 194 138 41% 179 32% Interest expense, net (112) (113) Foreign exchange (59) 196 Other - 23 Financial Charges, Net (171) 106 Income Before Tax 23 244 Net Income (Loss) 106 249 Net Income (Loss) - Owners 80 233 Diluted EPS 0.39 1.15

Q4'17 Reconciliation of Non-GAAP Measures

International Game Technology PLC
Condensed Consolidated Statement of Operations
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share data)

	Q4 2017 As Reported	Adjustments: Purchase Accounting	Adjustments: Foreign Exchange	Adjustments: Restructuring Expense	Adjustments: Transaction Income	Q4 2017 As Adjusted
Total revenue	1,345,670	(182)	-	-	-	1,345,488
Cost of services	686,802	(27,563)	-	-	-	659,239
Cost of product sales	176,375	(10,454)	-	-	-	165,921
Selling, general and administrative	208,522	(27,183)	-	-	-	181,339
Research and development	70,946	(230)	-	-	-	70,716
Restructuring expense	9,170	-	-	(9,170)	-	-
Transaction income, net	(58)	-	-	-	58	-
Total operating expenses	1,151,757	(65,430)	-	(9,170)	58	1,077,215
Operating income	193,913	65,248	-	9,170	(58)	268,273
Foreign exchange loss, net	(59,228)	-	59,228	-	-	-
Other expense, net	(146)	1	-	-	(8)	(153)
Interest expense, net	(111,961)	513	-	-	-	(111,448)
Total non-operating expenses	(171,335)	514	59,228	-	(8)	(111,601)
Income before benefit from income taxes	22,578	65,762	59,228	9,170	(66)	156,672
(Benefit from) provision for income taxes (a) (b) (c)	(83,346)	267,714	(60,593)	2,887	(2)	126,660
Net income	105,924	(201,952)	119,821	6,283	(64)	30,012
Less: Net income attributable to non-controlling interests	26,195	25	-	-	-	26,220
Net income attributable to IGT PLC	79,729	(201,977)	119,821	6,283	(64)	3,792
Net income per common share - diluted	0.39					0.02
Weighted-average shares - diluted	204,104					204,104

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) As Reported includes a net $103.6 million one-time, non-cash income tax benefit related to the Tax Cuts and Jobs Act of 2017 (the "Tax Act") composed of (i) a $64.4 million non-cash income tax expense for the restatement of deferred tax assets and a $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting, both driven by the decrease in the income tax rate from 35% to 21% and (ii) a $71.2 million non-cash income tax expense in 2017 associated with unremitted foreign earnings. Separate from the Tax Act, As Reported includes a $73.3 million one-time, non-cash tax expense for the write-off of a deferred tax asset related primarily to unrealized foreign exchange losses.

(c) As Adjusted excludes the $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting and the $73.3 million one-time, non-cash tax expense for the write-of of a deferred tax asset related primarily to unrealized foreign exchange losses.

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19

Q4’17 Reconciliation of Non-GAAP Measures 20 As Reported Q4'17 Q4'16 Net Income 106 249 Benefit from Income Taxes (83) (5) Non-Operating Expenses 171 (106) Amortization 83 115 Depreciation 112 97 Amortization of Upfront Payments to Customers 54 32 Stock Compensation (0) 2 Restructuring Expense 9 7 Impairment 0 31 Adjusted EBITDA 452 422

Note: EUR/USD FX daily average: 1.13 in 2017; 1.11 in 2016 FY’17 Income Statement (As Reported) 21 Constant Currency Income Statement FY '17 FY '16 % Change FY '17 % Chg. Service revenue 4,137 4,376 -5% 4,081 -7% Product sales 802 778 3% 795 2% Total Revenue 4,939 5,154 -4% 4,876 -5% Adjusted EBITDA 1,676 1,755 -5% 1,647 -6% Operating Income (51) 660 NM (67) NM Interest expense, net (449) (456) Foreign exchange (444) 101 Other (33) 18 Financial Charges, Net (926) (337) Income Before Tax (977) 323 Net Income (Loss) (948) 264 Net Income (Loss) - Owners (1,069) 211 Diluted EPS (5.26) 1.05

FY'17 Reconciliation of Non-GAAP Measures

International Game Technology PLC
Condensed Consolidated Statement of Operations
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share data)

	Year to date December 2017 As Reported	Adjustments: Purchase Accounting	Foreign Exchange	Impairment/ Restructuring Expense	Transaction Income and Refinancing Expense	Year to date December 2017 As Adjusted
Total revenue	4,938,959	(722)	-	-	-	4,938,237
Cost of services	2,553,083	(145,221)	-	-	-	2,407,862
Cost of product sales	579,431	(87,715)	-	-	-	491,716
Selling, general and administrative	816,093	(117,460)	-	-	-	698,633
Research and development	313,088	(656)	-	-	-	312,432
Restructuring expense	39,876	-	-	(39,876)	-	-
Impairment loss	715,220	-	-	(715,220)	-	-
Transaction income, net	(26,740)	-	-	-	26,740	-
Total operating expenses	4,990,051	(351,052)	-	(755,096)	26,740	3,910,643
Operating (loss) income	(51,092)	350,330	-	755,096	(26,740)	1,027,594
Foreign exchange loss, net	(443,977)	-	443,977	-	-	-
Other (expense) income, net	(33,393)	1,568	-	-	35,420	3,595
Interest expense, net	(448,463)	2,928	-	-	-	(445,535)
Total non-operating expenses	(925,833)	4,496	443,977	-	35,420	(441,940)
(Loss) income before (benefit from) provision for income taxes	(976,925)	354,826	443,977	755,096	8,680	585,654
(Benefit from) provision for income taxes (a) (b) (c)	(29,414)	368,780	26,559	12,019	(88,161)	289,783
Net (loss) income	(947,511)	(13,954)	417,418	743,077	96,841	295,871
Less: Net income attributable to non-controlling interests	121,065	102	-	-	-	121,167
Net (loss) income attributable to IGT PLC	(1,068,576)	(14,056)	417,418	743,077	96,841	174,704
Net (loss) income per common share - diluted	(5.26)					0.86
Weighted-average shares - diluted (d)	203,130					203,504

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) As Reported includes a net $103.6 million one-time, non-cash income tax benefit related to the Tax Cuts and Jobs Act of 2017 (the "Tax Act") composed of (i) a $64.4 million non-cash income tax expense for the restatement of deferred tax assets and a $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting, both driven by the decrease in the income tax rate from 35% to 21% and (ii) a $71.2 million non-cash income tax expense in 2017 associated with unremitted foreign earnings. Separate from the Tax Act, As Reported includes a $73.3 million one-time, non-cash tax expense for the write-off of a deferred tax asset related primarily to unrealized foreign exchange losses.

(c) As Adjusted excludes the $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting and the $73.3 million one-time, non-cash tax expense for the write-off of a deferred tax asset related primarily to unrealized foreign exchange losses.

(d) Weighted-average shares – diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

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FY’17 Reconciliation of Non-GAAP Measures 23 As Reported FY 2017 FY 2016 Net Income (948) 264 Benefit from Income Taxes (29) 59 Non-Operating Expenses 926 337 Amortization 401 492 Depreciation 401 391 Amortization of Upfront Payments to Customers 210 117 Stock Compensation 5 26 Restructuring Expense 40 28 Impairment 715 38 Bad Debt Recovery (18) 0 Transaction (Income) Expense, Net (27) 3 Adjusted EBITDA 1,676 1,755